Form 425

Filed by Community Bank System, Inc
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject company: The Wilber Corporation
Commissions File No.: 001-31896

News Release
COMMUNITY BANK SYSTEM, INC.
5790 Widewaters Parkway, DeWitt, N.Y. 13214	For further information, please contact:
Scott A. Kingsley,
EVP & Chief Financial Officer
Office: (315) 445-3121

Community Bank System Reports Record Quarterly Results
 Earnings increase 39% over prior year
CBU enters Definitive Agreement to Acquire The Wilber Corporation

 SYRACUSE, N.Y. — October 26, 2010 — Community Bank System, Inc. (NYSE: CBU) reported record third quarter 2010 net income of $17.3 million, or $0.51 per share, an increase of 39% compared to the $12.5 million, or $0.38 per share reported for the third quarter of 2009.  Year-to-date net income of $47.4 million, or $1.42 per share, was 46% higher than the $0.97 per share reported in the first nine months of 2009.

Total revenue for the third quarter of 2010 was $69.2 million, an increase of $6.6 million, or 10.5%, over the third quarter of last year, including a $4.5 million increase in net interest income.  The improvement in net interest income was driven by a 1.5% increase in average earning assets and a 30-basis point improvement in net interest margin to 4.08%.  The quarterly provision for loan losses of $1.4 million was $1.0 million lower than the third quarter of 2009, reflective of lower net charge-offs and the continuation of generally stable and favorable asset quality metrics.  Total operating expenses of $44.4 million increased just $0.2 million, or 0.5%, from the third quarter of 2009, reflective of ongoing cost management initiatives.

“A continuation of revenue growth, operating expense control, and excellent asset quality drove stronger operating results for the third quarter,” said President and Chief Executive Officer Mark E. Tryniski.  “In an operating environment that continues to challenge many, we grew both net interest income and non-interest income, improved our net interest margin, and generated organic earning asset and deposit growth during the quarter.  The cost improvement programs developed and implemented in 2009 contributed noticeably to our improved year-to-date operating expense results, and continued the favorable trend in our efficiency ratio.  We also delivered another quarter of sound asset quality, with net charge-offs of $1.4 million, or 0.18% of total loans.  We recently announced a definitive agreement to acquire The Wilber Corporation which provides an entry into adjoining markets that substantially expands our presence in the eastern half of Upstate New York.  The transaction is expected to be accretive to earnings per share in 2011, exclusive of one-time acquisition related charges.”

Third quarter net interest income grew to $46.3 million, an increase of 10.7% above third quarter 2009, resulting from an increase in interest-earning assets and a higher net interest margin.  The Company reinvested a portion of its substantial liquidity position during the year, while retaining a significant net liquidity position throughout the quarter.  Lower market interest rates and continued disciplined deposit pricing resulted in a 33-basis point reduction in the total cost of funds, compared to the third quarter of 2009.  This was modestly offset by a three-basis point decline in earning asset yields, including cash equivalents, reflective of the more productive deployment of net liquidity.  On a linked quarter basis, the Company’s net interest margin declined two basis points, reflective of a four-basis point reduction in the cost of funds, and a seven-basis point decline in earning asset yields.

 Community Bank System, Inc.

Third quarter non-interest income increased $2.1 million, or 10.1% over the same period last year, and included a $1.0 million increase in mortgage-banking related revenue, reflective of the robust secondary market activities in the quarter.  Deposit and other banking service fees were up $0.4 million, or 3.3% above last year’s third quarter, driven by growth in core accounts and debit card-related revenues.  The Company’s employee benefits administration and consulting businesses posted a 4.1% increase in revenue over the third quarter 2009, reflecting a combination of new clients and additional services provided, as well as increased asset-based fee income.  Third quarter wealth management revenues of $2.4 million increased 23.0% from a weak third quarter of 2009, and were reflective of favorable market valuation comparisons and generally improving demand.

Quarterly operating expenses of $44.4 million were $0.2 million above the third quarter of 2009, reflective of solid cost management across all functional areas of the Company.  Implementation of several expense reduction programs allowed the Company to report lower year-to-date total operating expenses despite year-over-year increases in merit-based compensation, as well as higher technology and volume-driven processing costs.  The Company continued to have significant resources dedicated to the conversion of its core banking systems completed in the third quarter.

Financial Position

Average earning assets for the third quarter were $4.87 billion, up $3.4 million from the second quarter of 2010. Despite lower quarter-end balances, average loans increased $14.0 million from second quarter levels.  Average investment securities, including cash equivalents of $50.5 million, declined $10.6 million in the quarter.  Total deposits grew $26.4 million in the quarter, including the continuation of our targeted trend of a higher proportion of core (non-time) deposit balances, which increased $75.2 million from the second quarter of 2010.   Compared to the third quarter of 2009, average earning assets increased $71.5 million, comprised of additional investment securities, including cash equivalents, and a small increase in average loan balances.  Average deposits for the third quarter of $3.95 billion, were up $81.2 million from the third quarter of 2009, and reflected organic growth in core deposits of $372.9 million, offset by a reduction in time deposits of $291.7 million.  Average borrowings for the quarter of $832.6 million were down $25.9 million from the third quarter of 2009.  Quarter-end shareholders’ equity of $615.8 million was up $16.0 million from the second quarter, and was $49.9 million higher than September 30, 2009.  The Company’s net tangible equity to net tangible assets ratio improved to 6.21% at September 30, 2010, up 106-basis points from the level reported at the end of last year’s third quarter.

“We have continued to productively and appropriately expand our earning asset base in 2010 despite soft market conditions,” said Mr. Tryniski.  “Our loan loss reserves at quarter-end were $42.6 million, or approximately 2.38 times our total non-performing loans of $17.9 million.  Our favorable asset quality position, which exists across all of our portfolios, reflects our disciplined and balanced approach to business regardless of economic or market conditions.”

Asset Quality

Third quarter net charge-offs were $1.4 million, compared to $1.5 million in the second quarter of 2010, and $1.6 million in the third quarter of 2009, further highlighting the Company’s stable and favorable asset quality trends.  The third quarter net charge-off ratio of 0.18% was slightly better than the 0.21% ratio experienced in both the first half of 2010 and last year’s third quarter.

Nonperforming loans as a percentage of total loans at September 30, 2010 were 0.58%, down from 0.68% at the end of the second quarter, and up one basis point from 0.57% at the end of third quarter 2009.  The total delinquency ratio of 1.64% was up 19 basis points from June 30, 2010, and was 13 basis points higher than September 30, 2009.  Nonperforming assets to total assets of 0.37% was four basis points below the level reported at the end of the second quarter and two basis points above the favorable 0.35% ratio reported a year ago.  These generally stable asset quality metrics are significantly better than comparative peer averages and illustrate the continued effectiveness of the Company’s disciplined risk management and underwriting standards.

 Community Bank System, Inc.

The third quarter provision for loan losses of $1.4 million was $0.65 million lower than the second quarter of 2010 and $0.98 million below the third quarter of 2009.  The third quarter’s provision for loan losses was $0.07 million, or 1% higher than quarterly net charge-offs, indicative of the decrease in nonperforming loans and the small decline in the total loan balances.  The ratio of loan loss allowance to total loans outstanding was 1.38% as of September 30, 2010, compared to 1.38% at June 30, 2010, and 1.33% at the end of the third quarter 2009.

Dividend Declaration

In April, the Company’s Board of Directors approved a $0.02, or 9.1%, increase in its quarterly dividend on its common stock.  Mr. Tryniski commented, “The payment of a meaningful dividend is an important component of our commitment to provide consistent and favorable long-term returns to our shareholders.  This increase reflects the strength of our current operating performance.”  Consistent with that increase, the Company’s Board declared a $0.24 per share dividend payable on January 10, 2011, to shareholders of record as of December 15, 2010.  The increased cash dividend represents an annualized yield of 4.1% based on the closing share price of $23.23 on October 25, 2010.

During the second quarter of 2009 the Company’s Board of Directors approved a share repurchase program for up to one million common shares effective through December 31, 2011.  The Company’s shares may be repurchased from time to time in open market transactions or privately negotiated transactions in accordance with securities laws and regulations.  The timing and extent of repurchases will depend on market conditions and other corporate considerations.  There were no share repurchases in 2009 or the first nine months of 2010.

Community Bank System to Acquire The Wilber Corporation

On October 25, 2010, the Company announced that it has entered into a definitive agreement to acquire The Wilber Corporation (NYSE Amex: GIW), parent company of the Wilber National Bank in Oneonta, NY, for $101.8 million in stock and cash.  The acquisition will extend the Bank’s Central New York service area to the contiguous Central Leatherstocking, Greater Capital District, and Catskills regions of Upstate New York.  Upon the completion of the merger in 2011, Community Bank will add 22 branch locations in eight counties, and deposits in excess of $775 million.

Additional Information For Stockholders

In connection with the proposed merger with The Wilber Corporation ("Wilber"), the Company will be filing a Registration Statement on Form S-4 with the SEC that will include a Proxy Statement of Wilber and a Prospectus of the Company, as well as other relevant documents concerning the proposed transaction. Shareholders of Wilber are urged to read the Registration Statement and the Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about the Company and Wilber at the SEC's Internet site (http://www.sec.gov).

The Company and Wilber and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Wilber in connection with the proposed merger. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company's 2010 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 25, 2010.  Information about the directors and executive officers of Wilber is set forth in the proxy statement for Wilber's 2010 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 23, 2010. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus when it becomes available.  Free copies of this document may be obtained as described in the above paragraph or from the Company or Wilber.

Community Bank System, Inc.

Conference Call Scheduled

Company management will conduct an investor call at 11:00 a.m. (ET) tomorrow (October 27, 2010) to discuss third quarter results.  The conference call can be accessed at 1-877-551-8082 (1-904-520-5770 if outside United States and Canada).  An audio recording will be available one hour after the call until December 31, 2010, and may be accessed at 1-888-284-7564 (1-904-596-3174 if outside the United States and Canada) and entering access code 255258.  Investors may also listen live via the Internet at: http://www.videonewswire.com/event.asp?id=73418.

This webcast will be archived on this site for one full year and may be accessed at any point during this time at no cost.  This earnings release, including supporting financial tables, is available within the Investor Relations / News & Media section of the company's website at: http://www.communitybankna.com.

Headquartered in DeWitt, N.Y., Community Bank System, Inc. has $5.5 billion in assets and over 150 customer facilities.  The Company’s banking subsidiary, Community Bank, N.A. operates across Upstate New York and Northeastern Pennsylvania, where it conducts business as First Liberty Bank & Trust.  Its other subsidiaries include: Benefit Plans Administrative Services, Inc., an employee benefits administration and consulting firm with offices in Upstate New York, Pittsburgh and Philadelphia, Pennsylvania and Houston, Texas; the CBNA Insurance Agency, with offices in three northern New York communities; Community Investment Services, a broker-dealer delivering financial products throughout the Company's branch network; and Nottingham Advisors, a wealth management and advisory firm with offices in Buffalo, N.Y. and North Palm Beach, Florida.  For more information, visit: www.communitybankna.com or www.firstlibertybank.com.

Community Bank System, Inc.

Summary of Financial Data
(Dollars in thousands, expect per share data)
	Quarter Ended		Year-to-date
	September 30,		September 30,
	2010	2009	2010	2009
Earnings
Loan income	$45,093	$46,067	$134,617	$138,992
Investment income	17,504	15,821	51,655	47,950
Total interest income	62,597	61,888	186,272	186,942
Interest expense	16,273	20,036	50,721	64,390
Net interest income	46,324	41,852	135,551	122,552
Provision for loan losses	1,400	2,375	5,270	7,200
Net interest income after provision for loan losses	44,924	39,477	130,281	115,352
Deposit service fees	11,181	10,991	33,036	30,247
Mortgage banking revenues	1,215	226	2,290	3,202
Other banking services	862	669	1,826	1,536
Trust, investment and asset management fees	2,400	1,951	7,442	6,251
Benefit plan administration, consulting and actuarial fees	7,256	6,969	22,415	20,575
Investment securities gains/(losses), net	0	7	0	7
Total noninterest income	22,914	20,813	67,009	61,818
Salaries and employee benefits	23,056	23,166	68,501	69,281
Professional fees	1,013	1,366	3,818	3,969
Occupancy and equipment and furniture	5,574	5,533	17,413	17,448
Amortization of intangible assets	1,277	2,026	4,985	6,234
FDIC insurance	1,599	1,670	4,656	7,066
Other	11,833	10,350	33,392	31,997
Total operating expenses	44,352	44,111	132,765	135,995
Income before income taxes	23,486	16,179	64,525	41,175
Income taxes	6,224	3,724	17,099	9,100
Net income	$17,262	$12,455	$47,426	$32,075
Basic earnings per share	$0.52	$0.38	$1.43	$0.98
Diluted earnings per share	$0.51	$0.38	$1.42	$0.97

Community Bank System, Inc.

Summary of Financial Data
(Dollars in thousands, except per share data)
	2010			2009
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr
Earnings
Loan income	$45,093	$44,851	$44,673	$46,127	$46,067
Investment income	17,504	17,772	16,379	15,713	15,821
Total interest income	62,597	62,623	61,052	61,840	61,888
Interest expense	16,273	16,678	17,770	18,892	20,036
Net interest income	46,324	45,945	43,282	42,948	41,852
Provision for loan losses	1,400	2,050	1,820	2,590	2,375
Net interest income after provision for loan losses	44,924	43,895	41,462	40,358	39,477
Deposit service fees	11,181	11,337	10,519	11,038	10,991
Mortgage banking revenues	1,215	592	483	744	226
Other banking services	862	523	440	359	669
Trust, investment and asset management fees	2,400	2,666	2,376	2,380	1,951
Benefit plan administration, consulting and actuarial fees	7,256	7,260	7,899	7,196	6,969
Investment securities gains, net	0	0	0	0	7
Total noninterest income	22,914	22,378	21,717	21,717	20,813
Salaries and employee benefits	23,056	22,509	22,936	23,505	23,166
Professional fees	1,013	1,505	1,300	1,336	1,367
Occupancy and equipment and furniture	5,574	5,614	6,225	5,727	5,533
Amortization of intangible assets	1,277	1,849	1,859	1,936	2,026
FDIC insurance	1,599	1,485	1,572	1,544	1,670
Goodwill impairment and special charges	0	0	0	4,481	0
Other	11,833	11,258	10,301	11,654	10,349
Total operating expenses	44,352	44,220	44,193	50,183	44,111
Income before income taxes	23,486	22,053	18,986	11,892	16,179
Income taxes	6,224	5,891	4,984	2,522	3,724
Net income	$17,262	$16,162	$14,002	$9,370	$12,455
Basic earnings per share	$0.52	$0.49	$0.42	$0.29	$0.38
Diluted earnings per share	$0.51	$0.48	$0.42	$0.28	$0.38
Profitability
Return on assets	1.25%	1.19%	1.05%	0.69%	0.92%
Return on equity	11.28%	11.12%	9.91%	6.57%	8.83%
Noninterest income/operating income (FTE) (1)	31.4%	31.0%	31.6%	31.7%	31.2%
Efficiency ratio (2)	57.9%	58.0%	61.6%	63.9%	63.2%
Components of Net Interest Margin (FTE)
Loan yield	5.81%	5.87%	5.91%	5.93%	5.94%
Cash equivalents yield	0.27%	0.25%	0.25%	0.26%	0.27%
Investment yield	4.84%	4.97%	5.06%	5.31%	5.41%
Earning asset yield	5.41%	5.48%	5.41%	5.41%	5.44%
Interest-bearing deposit rate	0.90%	0.96%	1.08%	1.19%	1.33%
Borrowing rate	4.28%	4.28%	4.34%	4.34%	4.36%
Cost of all interest-bearing funds	1.59%	1.64%	1.77%	1.86%	1.98%
Cost of funds (includes DDA)	1.35%	1.39%	1.50%	1.58%	1.68%
Net interest margin (FTE)	4.08%	4.10%	3.93%	3.86%	3.78%
Fully tax-equivalent adjustment	$3,788	$3,835	$3,712	$3,840	$3,941

Community Bank System, Inc.

Summary of Financial Data
(Dollars in thousands, except per share data)
	2010			2009
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr
Average Balances
Loans	$3,088,590	$3,074,259	$3,076,230	$3,091,748	$3,082,495
Cash equivalents	50,484	64,731	187,030	284,866	292,545
Taxable investment securities	1,182,243	1,204,552	1,071,958	894,238	864,478
Nontaxable investment securities	550,660	524,696	518,959	543,284	560,615
Total interest-earning assets	4,871,977	4,868,238	4,854,177	4,814,136	4,800,133
Total assets	5,474,952	5,454,073	5,425,045	5,372,646	5,349,762
Interest-bearing deposits	3,217,831	3,252,025	3,222,093	3,171,853	3,164,396
Borrowings	832,568	837,356	856,662	857,434	858,505
Total interest-bearing liabilities	4,050,399	4,089,381	4,078,755	4,029,287	4,022,901
Noninterest-bearing deposits	736,203	717,171	716,172	714,491	708,430
Shareholders' equity	$606,912	$582,715	$573,047	$565,616	$559,762
Balance Sheet Data
Cash and cash equivalents	$179,556	$133,967	$208,267	$361,876	$361,734
Investment securities	1,769,149	1,757,967	1,746,565	1,487,127	1,497,826
Loans:
Consumer mortgage	1,065,297	1,065,661	1,050,323	1,044,588	1,032,807
Business lending	1,043,211	1,060,973	1,047,917	1,066,730	1,052,615
Consumer installment	971,889	964,517	964,283	988,167	1,001,671
Total loans	3,080,397	3,091,151	3,062,523	3,099,485	3,087,093
Allowance for loan losses	42,610	42,603	42,095	41,910	41,072
Intangible assets	312,687	313,964	315,812	317,671	322,661
Other assets	197,038	193,356	194,728	178,564	149,853
Total assets	5,496,217	5,447,802	5,485,800	5,402,813	5,378,095
Deposits
Noninterest-bearing	738,994	713,544	724,097	736,816	708,051
Non-maturity interest-bearing	2,253,447	2,203,686	2,166,727	2,029,911	1,925,666
Time	973,894	1,022,745	1,097,453	1,157,759	1,254,528
Total deposits	3,966,335	3,939,975	3,988,277	3,924,486	3,888,245
Borrowings	729,508	729,557	754,606	754,779	756,442
Subordinated debt held by unconsolidated subsidiary trusts	102,018	102,012	102,005	101,999	101,993
Other liabilities	82,556	76,438	62,515	55,852	65,515
Total liabilities	4,880,417	4,847,982	4,907,403	4,837,116	4,812,195
Shareholders' equity	615,800	599,820	578,397	565,697	565,900
Total liabilities and shareholders' equity	5,496,217	5,447,802	5,485,800	5,402,813	5,378,095
Capital
Tier 1 leverage ratio	7.99%	7.75%	7.56%	7.39%	7.27%
Tangible equity / net tangible assets(3)	6.21%	5.92%	5.43%	5.20%	5.15%
Diluted weighted average common shares O/S	33,606	33,570	33,327	33,054	32,998
Period end common shares outstanding	33,162	33,146	33,081	32,800	32,740
Cash dividends declared per common share	$0.24	$0.24	$0.22	$0.22	$0.22
Book value	$18.57	$18.10	$17.48	$17.25	$17.28
Tangible book value	$9.74	$9.20	$8.51	$8.09	$7.99
Common stock price (end of period)	$23.01	$22.03	$22.78	$19.31	$18.27

Community Bank System, Inc.

Summary of Financial Data
(Dollars in thousands, except per share data)
	2010			2009
	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr
Asset Quality
Nonaccrual loans	$16,025	$18,798	$18,251	$17,161	$13,080
Accruing loans 90+ days delinquent	1,862	2,076	930	1,750	4,660
Total nonperforming loans	17,887	20,874	19,181	18,911	17,740
Other real estate owned (OREO)	2,689	1,555	1,479	1,429	1,309
Total nonperforming assets	20,576	22,429	20,660	20,340	19,049
Net charge-offs	1,393	1,542	1,635	1,752	1,633
Loan loss allowance/loans outstanding	1.38%	1.38%	1.37%	1.35%	1.33%
Nonperforming loans/loans outstanding	0.58%	0.68%	0.63%	0.61%	0.57%
Loan loss allowance/nonperforming loans	238%	204%	219%	222%	232%
Net charge-offs/average loans	0.18%	0.20%	0.22%	0.22%	0.21%
Delinquent loans/ending loans	1.64%	1.45%	1.43%	1.48%	1.51%
Loan loss provision/net charge-offs	100%	133%	111%	148%	145%
Nonperforming assets/total assets	0.37%	0.41%	0.38%	0.38%	0.35%

(1) Excludes gain (loss) on investment securities.
(2) Excludes intangible amortization, goodwill impairment, acquisition expenses, special charges and gain (loss) on investment securities.
(3) Includes deferred tax liabilities (of approximately $19.9 million at 9/30/10) related to tax deductible goodwill.

# # #

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The following factors, among others, could cause the actual results of CBU’s operations to differ materially from CBU’s expectations: the successful integration of operations of its acquisitions; competition; changes in economic conditions, interest rates and financial markets; and changes in legislation or regulatory requirements.  CBU does not assume any duty to update forward-looking statements.